# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flora Growth Corp., CIK 0001790169
CUSIP: 339764102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0002093136
Persons authorized to receive notices and communications: Richard Raymer, Dorsey & Whitney LLP, 66 Wellington St. W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370; Michael Heinrich, Zero Gravity Labs Inc., 548 Market Street, PMB 33721, San Francisco, California (CA), 94104, (416) 861-2267

## Reporting persons
- Heinrich Michael (CIK 0002093136): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 471,208; shared voting power 4,902,220; sole dispositive power 471,208; shared dispositive power 4,902,220; aggregate amount beneficially owned 5,373,428 (86.4% of the class)
- Zero Gravity Labs Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,902,220; sole dispositive power 0; shared dispositive power 4,902,220; aggregate amount beneficially owned 4,902,220 (85.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Flora Growth Corp.
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132

## Item 2. Identity and Background
Name of person filing:
i) Michael Heinrich (the "Reporting Person")
ii) Zero Gravity Labs Inc., a Delaware corporation owned and controlled by the Reporting Person ("0G")
Residence or business address: i) and ii) 548 Market Street, PMB 33721, San Francisco, CA 94104
Present principal occupation or employment: The present occupation of the Reporting Person is Chief Executive Officer of 0G, 548 Market Street, PMB 33721, San Francisco, CA 94104. The Reporting Person is also a director and the Chairman of the Board of the Issuer as of September 20, 2025.
Criminal convictions in the last five years: The Reporting Person and 0G have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person and 0G have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
i) United States
ii) Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: i) and ii) OO

## Item 4. Purpose of Transaction
Purpose of transaction: On December 19, 2025, the Issuer granted to the Reporting Person 471,208 stock options, exercisable for shares of common stock of the Issuer at an exercise price of $7.31 per share. The options vest in five equal installments subject to the Issuer's common stock meeting the following volume weighted average price ("VWAP") thresholds: 20% following VWAP of $10.97; 20% following VWAP of $14.62; 20% following VWAP of $18.28; 20% following VWAP of $21.93; and 20% following VWAP of $25.59.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5,373,428 common shares; 86.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
i) 4,902,220 total shared voting and dispositive authority: 471,208 total sole voting and dispositive authority; Total Shares: 5,373,428; Percentage - 86.4%
ii) 0 sole voting and dispositive authority: 4,902,220 shared voting and dispositive authority; Total Shares: 4,902,220; Percentage - 85.3%
Transactions in the class effected during the past sixty days: See Item 4
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement dated December 22, 2025

## Signatures
- Heinrich Michael: Michael Heinrich, Reporting Person (12/22/2025)
- Zero Gravity Labs Inc.: Michael Heinrich, Director of Zero Gravity Labs Inc. (12/22/2025)